Exhibit 99.1
Total Foundation 2, place Jean Millier La Défense 6 92400 Courbevoie, France Fax: +33 (0)1 47 44 30 56 Contacts: Hortense OURY Tél. : 01 47 44 23 34	Search and rescue organization SNSM opens national training center in Saint-Nazaire, France: The Total Foundation strengthens its support

Paris, June 20, 2011 - The Total Foundation’s ongoing support for search and rescue workers has been stepped up with the creation of a national training center for “Société Nationale des Sauveteurs en Mer”[1] (SNSM) in Saint-Nazaire, France.

Inaugurated on June 18, 2011, the center will improve the training provided to volunteer search and rescue workers.

The Foundation helped SNSM create the center with a €500,000 donation that was used to:

—  Acquire a navigation and search and rescue operation simulator.

— Convert a working rescue boat into a training boat, to supplement simulator training with training in real conditions.

— Provide personal rescue gear and technical equipment for boats.

The Total Foundation has supported search and rescue workers since 2007, focusing on innovation and safety to protect people at sea. For instance, it financed new rescue gear incorporating cutting-edge technology for 6,000 volunteer search and rescue workers.

The Foundation has also provided latest-generation technical equipment for rescue boats, such as semi-automatic defibrillators, night vision goggles, hands-free communication systems and equipment to rescue people in the water.

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About the Total Foundation

Created in 1992, since 2008 the Total Foundation has supported initiatives in four main areas: community support, health, culture (heritage and major exhibitions) and marine biodiversity. At home and abroad, it funds projects developed with partner associations, institutions and NGOs, as well as public interest initiatives championed by non-profit associations with which Total employees volunteer on a personal basis. http://foundation.total.com

1 Search and rescue at sea organization